PEARLMAN LAW GROUP LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone	Facsimile
(561) 362-9595	(561) 362-9612

January 31, 2017

'CORRESP'

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Social Realty, Inc. (the "Company")

Registration statement on Form S-3

SEC file number 333-215791

Ladies and Gentlemen:

This firm represents the Company.  On January 27, 2017 the Company filed the above-captioned registration statement which registered the resale of shares of its Class A common stock underlying outstanding common stock purchase warrants.  On January 31, 2017 the Company filed a pre-effective amendment no. 1 to the above-captioned registration statement.  This pre-effective amendment no. 1 was filed to remove shares of the Company's Class A common stock underlying outstanding warrants included in the original filing that are not currently eligible for registration on Form S-3 due to limitations under Instruction I.B.6 to Form S-3 and the guidance provided by Compliance and Disclosure Interpretations 116.25.

Sincerely

/s/ Brian A. Pearlman
Brian A. Pearlman

cc:

Social Reality, Inc.